TELECALM, INC.
Unaudited Financial Statements for The Years Ended December 31, 2019 and 2018

August 24, 2020

TELECALM, INC.
BALANCE SHEET
DECEMBER 31, 2019 & 2018
ASSETS

	2019	2018
CURRENT ASSETS		
Cash and Bank	$ 64,446	$ 86,478
Accounts Receivable	49,840	(873)
Other Current Assets	772	1,132
TOTAL CURRENT ASSETS	$ 115,058	$ 86,737
NON-CURRENT ASSETS		
Property and Equipment, Net	808	1,300
Intangible Assets	5,888	-
Other Assets	2,520	2,520
TOTAL NON-CURRENT ASSETS	9,217	3,820
TOTAL ASSETS	$ 124,275	$ 90,558

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts Payable	$ 18,227	$ 3,470
Credit Cards	7,139	-
Payroll Liabilities	172	750
Other Current Liabilities	144,320	128,003
Loans from Founders	29,846	29,846
TOTAL CURRENT LIABILITIES	$ 199,704	$ 162,069
NON-CURRENT LIABILITIES		
Convertible Notes	$ 499,250	$ 474,250
TOTAL NON-CURRENT LIABILITIES	$ 499,250	$ 474,250
SHAREHOLDERS' EQUITY		
Common Stock	41,500	41,500
Retained Earnings (Deficit)	(616,179)	(587,261)
TOTAL SHAREHOLDERS' EQUITY	(574,679)	(545,761)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 124,275	$ 90,558

TELECALM, INC.

INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

	2019	2018
Operating Income		
Income		
Activation Fees	12,047	1,980
Affiliate Sales	24	-
Lost and Damaged Equipment	-	-
Product Fees	3,641	6,976
Refunds/Allowances	(1,178)	(336)
Shipping/Delivery Income	368	7
Recurring Subscriptions	89,534	23,440
Cost of Sales	(48,945)	(13,570)
Gross Profit	55,491	18,496
Contract Expenses		
Developer	38,000	36,096
Marketing/Social Media	251	430
Support	-	93
Operational and Administrative Expenses		
Depreciation Expense	3,576	720
General & Administrative		
Bank Charges	82	150
Business Filing Fees	450	400
Dues & Subscriptions	784	4,217
Internet	-	50
Merchant Service Fees	3,382	441
Office Supplies	1,232	1,357
Onboarding Expenses	177	-
QuickBooks Payments Fees	52	196
Rent	1,350	1,299
SaaS Subscriptions	7,326	836-
Sales Tax	270	-
Shipping and Delivery Expense	5,836	1,283
Telephone Expenses	4,772	1,113
Health Insurance	90	6,764
Home Office Expense	729	470
Insurance – Disability	486	766
Insurance – Liability	2,742	766
Interest Expense	16,317	15,348
Marketing, Advertising & Biz Development	14,388	26,626
Payroll Expenses	34,805	136,697
Professional Fees	9,522	31,706

Rental Equipment (Inventory)	28,293	22,635
Travel	9,488	14,130
	184,385	305,558
Net Income from Operations	(128,894)	(287,062)
Other Income (Expense)		
Interest Income	7	-
Grants (MassChallenge TX)	100,000	-
Other Income (Expense)	30	-
Net Income	$ (28,918)	$ (287,062)

TELECALM, INC.
STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

	Common stock	Retained Earning	Total
Balance as at January 1, 2018	$ 41,500	$ (300,199)	$ (258,699)
Profit/(loss) for the year	-	(287,062)	(287,062)
Balance as at December 31, 2018	$ 41,500	$ (587,261)	$ (545,761)
Profit/(loss) for the year	-	(28,918)	(28,918)
Balance as at December 31, 2019	$ 41,500	$ (616,179)	$ (574,679)

TELECALM, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

	2019	2018
Cash Flows from Operating Activities		
Net Income (Loss) For the Period	$ (28,918)	$ (287,062)
Changes in Accounts Receivable	(50,773)	873
Changes in Inventory Asset	(772)	-
Changes in Uncategorized Asset	1,161	(1,161)
Changes in Accumulated Depreciation	3,576	720
Changes in Accumulated Amortization	33	-
Changes in Account Payable	14,757	2,345
Changes in Other Liabilities	22,878	63,495
Net Cash Flows from Operating Activities	$ (37,997))	$ (220,780)
Cash Flows from Investing Activities		
Computer Equipment	(3,117)	-
Patents and Trademarks	(5,889)	-
Net Cash Flows from Investing Activities	$ (9,006)	-
Cash Flows from Financing Activities		
Change in Convertible Notes	25,000	299,000
Net Cash Flows from Financing Activities	25,000	299,000
Cash at Beginning of Period	86,478	8,268
Net Increase (Decrease) In Cash	(22,003)	78,210
Cash at the End of the Period	$ 64,475	$ 86,478

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

teleCalm, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company derives revenue from family caregivers who subscribe to the Company's monthly phone service for their loved-one and manage that service remotely through the Caregiver app.

The Company's patented service stops problem calls for seniors living with Alzheimer's & dementia, both at home and in senior living communities. This service empowers family caregivers to stop late-night calls, repeated calls, and 911 abuse, while protecting seniors from deliberate and targeted fraud. The Company's service further helps to reduce senior isolation, by keeping seniors connected with family and friends, while protecting against elder fraud and saving family caregivers from phone-related stress.

The Company is a for-profit social impact company with over 675 total subscribers and providing solutions in over 280 senior livings across the US.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements.

Other Current Assets

Other current assets consist of inventory, un-deposited funds and majorly uncategorized assets. The Uncategorized Asset is an overpayment of payroll taxes. A refund was requested with the IRS and the overpaid taxes successfully received. Other non-current assets include advance rent deposits.

Property and Equipment/Intangible Assets

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation/amortization is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Accounts Payable

Accounts payables consist of amounts billed by the supplier for which payment has not yet been paid.

Credit Cards

The credit cards are drawn from Brex at 0% interest rate and used for monthly expenses to be easily consolidated and the account is paid in full every 30 days.

Other Current Liabilities

This includes Line of Credit with JIBA.

Loans from Founders

Total of six loans of different amounts from Tavis Schriefer and from RedPanda Labs (LLC owned by Tavis Schriefer and Jill Schriefer) during the period December 2016 - June 2017. These loans were used for some operating costs and daily expenses.

Payroll Liabilities

Payroll liabilities include amount payable to the tax authorities in respect of federal unemployment, federal taxes and Texas unemployment tax.

Convertible Note

The Company has convertible notes (the "Notes") which carry interest at the rate of 6% per annum. At the Holders' election and in the event that the Company issues and sells securities in an equity financing of $1 Million or more which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes automatically convert into fully paid and non-assessable shares of the securities issued in such financing at the greater of (i) 80% of the price per share paid by the other participating investors in such financing and (ii) a valuation cap that ranges between $1.5 million and $5 million.

Revenue

The Company recognizes revenue when (a) persuasive evidence that an agreement exists; (b) the products have been shipped or service has begun; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Substantially all revenue is recognized via the Company's online subscription model, which begins a monthly non-refundable subscription where payment is received in advance of each month's service.

Cost of Sales

Cost of Sales includes costs of providing services and other direct supplies used for the purpose of providing services to the Company's customers.

Contract Expenses

Contractor expenses primarily consists of ongoing contracted software development with a minor amount for contract website development.

Operational and Administration Expenses

This includes company day to day running expenses, administration expenses and other costs as incurred.

NOTE C - INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2019. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it.

NOTE D - EQUITY BASED COMPENSATION

As of December 31, 2019, Shares issued, available, and authorized are as follows:

Shares Authorized	10,000,000
Shares Issued	3,606,958
Options Available	582,664

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 24, 2020, the date that the financial statements were available to be issue.